Exhibit 99.1

MINUTES of the proceedings at the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571, held at the offices of CMS Derks Star Busman N.V., Atrium, Pamassusweg 737, 1077 DG Amsterdam, the Netherlands, on Monday 2 June 2025 at 14.00 hours Central European Time.

CHAIRMAN AND SECRETARY

Hans Hekland, non-executive director of the Company, present at the meeting in person, is appointed chairman of the meeting and Hans Hekland, as chairman of the meeting, designates Martijn van der Bie, civil law notary with CMS Derks Star Busman N.V., Dutch counsel to the Company, present at the meeting, as secretary of the meeting, all in accordance with article 27 of the articles of association of the Company.

OPENING

The chairman opens the meeting and records that the meeting is held in one of the places referred to in article 26.1 of the articles of association of the company and that the meeting was otherwise convened with due observance of the applicable provisions of the articles of association of the Company and Dutch law.

Furthermore, the chairman records that:

(a)	the notice of the meeting, including the agenda with explanatory notes, and all relevant ancillary documents were made available on the website of the Company as of 2 May 2025 and filed with the US Securities and Exchange Commission on SEC Form 6-K on 2 May 2025;

(b)	a total of 3,439,853 ordinary shares were issued and outstanding on 5 May 2025, being the record date for the meeting;

(c)	182,883 ordinary shares are represented at the meeting by Hans Hekland, as proxy authorised in writing, representing 5.31% of the issued and outstanding shares;

(d)	each share confers the right to cast one vote at the meeting.

Finally, the chairman records that no persons with meeting rights have requested discussion of any matters at the meeting or submitted any resolutions for adoption at the meeting in accordance with article

26.6 of the articles of association of the Company.

DISCUSSION OF THE AGENDA

The chairman discussed the agenda of the meeting and records that none of the attendees has any questions or comments in respect of the items included in the agenda.

PROPOSALS AND VOTING

The chairman puts each of the voting items included in the agenda of the meeting to the vote and records that each voting item is adopted with the requisite majority.

CLOSE

There being no further business, the chairman closes the meeting.

ATTACHMENTS

The following documents will be attached to these minutes:

(a)	the notice of the meeting;

(b)	the agenda of the meeting with explanatory notes;

(c)	the list of attendants of the meeting; and

(d)	the tabulation report of Broadridge relating to the meeting.

SIGNED AS FOLLOWS

(signature pages follow)

(signature page to minutes)

Chairperson

(signature page to minutes)

Secretary

NOTICE OF ANNUAL GENERAL MEETING OF MAINZ BIOMED N.V.

Notice is given that an annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), will be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on Monday 2 June 2025 at 14.00 hours Central European Time (the “AGM”).

Agenda

The agenda for the AGM and related documents and further information regarding the AGM can be found on the Company’s website at https://www.mainzbiomed.com/investors. They are also available for inspection and can be obtained free of charge at the offices of the Company.

Record Date

The Record Date for the AGM is Monday 5 May 2025 Eastern Time. Each share outstanding on the Record Date entitles the holder to cast one vote on each voting item at the AGM.

Shareholders of Record

Shareholders of Record are those who are shareholders of the Company, or otherwise have voting rights or meeting rights in respect of shares in the capital of the Company, at the Record Date and who are recorded as such in the part of the register of shareholders of the Company, including all records and other data carriers relating thereto, kept by Transhare Corporation, the Company’s transfer agent, irrespective of any changes to the entitlement to their shares or to their voting rights or meeting rights after the Record Date.

Beneficial Owners

Beneficial Owners are those who beneficially own shares in the capital of the Company through a bank, broker or other nominee on the Record Date.

Attendance

A Shareholder of Record or Beneficial Owner who wishes to attend the AGM, in person or by a proxy, must notify the Company of its intention to do so by e-mail at ir@mainzbiomed.com no later than 18.00 hours Central European Time on Friday 30 May 2025. The notice must contain the name and the number of shares the Shareholder of Record or Beneficial Owner will represent at the AGM. In addition, a Shareholder of Record or Beneficial Owner who wishes to attend the AGM by a proxy must enclose its signed proxy. A proxy can be downloaded from the website of the Company at https://www.mainzbiomed.com/investors.

A Beneficial Owner must also enclose:

(a)	proof of its beneficial ownership of the relevant shares, for instance a recent account statement; and

(b)	a signed proxy from the bank, broker or other nominee registered in the part of the register of shareholders of the Company, including all records and other data carriers relating thereto, kept by Transhare Corporation as the holder of the relevant shares on the Record Date, confirming that the Beneficial Owner is authorised to attend and vote at the AGM.

Beneficial Owners should contact their bank, broker or other nominee to obtain such a proxy from them.

Any notice of attendance, proof of beneficial ownership or signed proxy received after 18.00 hours Central European Time on Friday 30 May 2025 will be disregarded. Shareholders of Record, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

All attendees must be prepared to show a valid proof of identity for admittance.

To avoid misunderstandings, the procedures outlined above do not apply with respect to proxy cards solicited through Broadridge, the Company’s proxy solicitor. Shareholders of Record using such a proxy card should follow the instructions and observe the deadlines specified on the proxy card they receive.

How to vote

Shareholders of Record and Beneficial Owners may vote in person or by proxy at the AGM in accordance with the procedures described above.

Beneficial Owners may also have their shares voted by following the procedures specified on their broker’s voting instruction form. Shortly before the AGM, the brokers will tabulate the votes they have received and submit one or more proxy cards to the Company reflecting the aggregate votes of the Beneficial Owners.

Contact details

For further information please contact the Company’s Investor Relations Department by e-mail at ir@mainzbiomed.com.

AGENDA OF THE ANNUAL GENERAL MEETING OF MAINZ BIOMED N.V.

Agenda of the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on Monday 2 June 2025 at 14.00 hours Central European Time (the “AGM”).

1.	Opening

2.	Consideration of the the statutory management report for the financial year ended 31 December 2024	Discussion item

3.	Adoption of the statutory annual accounts for the financial year ended 31 December 2024	Voting item

4.	Discharge from liability of the directors for their management and supervision during the financial year ended 31 December 2024	Voting item

5.	Amendment of the articles of association and authorisation of CMS to have the deed of amendment of articles of association executed	Voting item

6.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof	Voting item

7.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof	Voting item

8.	Cancellation of ordinary shares held by the Company	Voting item

9.	Reappointment of Mr. G. Bächler as executive director	Voting item

10.	Reappointment of Mr. H.J. Hekland as non-executive director	Voting item

11.	Reappointment of Mr. G.J. Tibbitts as non-executive director	Voting item

12.	Reappointment of Dr. H. Dreismann as non-executive director	Voting item

13.	Approval of the 2025 Omnibus Incentive Plan	Voting item

14.	Amendment of the remuneration policy and confirmation of awards granted to directors	Voting item

15.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2025	Voting item

16.	Other matters for discussion

17.	Close

EXPLANATORY NOTES TO THE AGENDA OF THE ANNUAL GENERAL MEETING OF MAINZ BIOMED N.V.

1.	Opening

2.	Consideration of the management report for the financial year ended 31 December 2024

Consideration of the statutory management report for the financial year ended 31 December 2024, as prepared in accordance with Dutch law. The statutory management report is available on the Company’s website at https://www.mainzbiomed.com/investors and is available for inspection at the offices of the Company.

3.	Adoption of the annual accounts for the financial year ended 31 December 2024

It is proposed that the statutory annual accounts for the financial year ended 31 December 2024, as prepared in accordance with Dutch law, be adopted. The adoption of the statutory annual accounts includes the allocation of the losses made in the financial year ended 31 December 2024. Lentink issued a compilation statement on the statutory annual accounts for the financial year ended 31 December 2024. The statutory annual accounts are available on the Company’s website at https://www.mainzbiomed.com/investors and are available for inspection at the offices of the Company.

4.	Discharge of the directors for their management and supervision during the financial year ended 31 December 2024

It is proposed that each director in office during the financial year ended 31 December 2024 be granted a discharge from liability for the exercise of his or her management and supervision duties during the financial year ended 31 December 2024 to the extent appearing from the statutory annual accounts or the statutory management report for the financial year ended 31 December 2024, as prepared in accordance with Dutch law, or other public disclosures.

5.	Amendment of the articles of association and authorisation of CMS to have the deed of amendment of articles of association executed

It is proposed that:

(a)	the authorised capital of the Company be changed from EUR 3,500,000.00, divided into 7,875,000 ordinary shares with a nominal value of EUR 0.40 each and 875,000 preferred shares with a nominal value of EUR 0.40 each, subdivided in five series, to EUR 125,000.00, divided into 11,250,000 ordinary shares with a nominal value of EUR 0.01 each and 1,250,000 preferred shares with a nominal value of EUR 0.01 each, subdivided in five series, and as soon as the number of issued ordinary shares first amounts to or exceeds 10,000,000, to EUR 500,000, divided into 45,000,000 ordinary shares with a nominal value of EUR 0.01 each and 5,000,000 preferred shares with a nominal value of EUR 0.01 each, subdivided in five series;

(b)	the provisions of the articles of association relating to fractional shares be abolished; and

(c)	the nominal value of each issued ordinary share in the capital of the Company be reduced from EUR 0.40 to EUR 0.01, without repayment,

all by or pursuant to an amendment of the articles of association of the Company, in accordance with the draft of the deed of amendment of articles of association prepared by CMS. Initially, the nominal value of each ordinary share in the capital of the Company was EUR 0.01. As a consequence of a reverse stock split effected in 2024, ordinary shares with a nominal value of EUR 0.01 each were combined into ordinary shares with a nominal value of EUR 0.40 each. It is proposed that the nominal value be reduced from EUR 0.40 to EUR 0.01, without repayment, for practical purposes. The reduction of the nominal value of the ordinary shares qualifies as a capital reduction. As a consequence, sections 2:99 and 2:100 of the Dutch Civil Code apply, which provide, among other things, that the Company must deposit the resolution to amend the articles of association whereby, among other things, the nominal value of the issued ordinary shares will be reduced without repayment, at the offices of the Dutch trade register, that the Company must announce the deposit in a nationally distributed daily newspaper, that creditors of the Company may oppose the resolution during a period of two months and that the amendment of the articles of association may first be effected once two months have expired after the announcement.

Furthermore, it is proposed that each civil law notary, assigned civil law notary, candidate civil law notary, notarial assistant and notarial secretary working with CMS be authorised to have the deed of amendment of articles of association executed and to perform all other legal acts which the authorised person deems necessary in connection therewith.

The draft of the deed of amendment of articles of association is available on the Company’s website at https://www.mainzbiomed.com/investors and is available for inspection at the offices of the Company.

6.	Extension of the authorisation of the board to acquire ordinary shares or depositary receipts thereof

On 31 May 2024, the general meeting extended the authorisation of the board to acquire ordinary shares in the capital of the Company or depositary receipts thereof for consideration until 30 November 2025.

It is proposed that the authorisation of the board to acquire ordinary shares in the capital of the Company or depositary receipts thereof for consideration be extended until 27 November 2026.

The maximum number of ordinary shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of ordinary shares, provided that:

(a)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time of the transaction;

(b)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(c)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement;

the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

7.	Extension of the authorisation of the board to acquire preferred shares or depositary receipts thereof

On 31 May 2024, the general meeting authorised the board to acquire financing preferred shares in the capital of the Company or depositary receipts thereof for consideration until 30 November 2025.

It is proposed that the authorisation of the board to acquire financing preferred shares in the capital of the Company or depositary receipts thereof for consideration be extended until 27 November 2026.

The maximum number of financing preferred shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and financing preferred shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the higher of:

(a)	the amount that would be paid by the Company upon cancellation of such financing preferred shares in accordance with the applicable provisions of the articles of association; and

(b)	110% of the market price of the ordinary shares into which the financing preferred shares may be converted in accordance with the applicable provisions of the articles of association, whereby the market price will be determined in the manner as set out above under 4.

8.	Cancellation of ordinary shares held by the Company itself

It is proposed that 68 ordinary shares in the capital of the Company, which are held by the Company itself as a consequence of the reverse stock split effected on 19 November 2024, be cancelled, as the company has no intention to dispose of those shares at any time in the future. The cancellation of the ordinary shares qualifies as a capital reduction. As a consequence, sections 2:99 and 2:100 of the Dutch Civil Code apply, which provide, among other things, that the Company must deposit the resolution to cancel ordinary shares at the offices of the Dutch trade register, that the Company must announce the deposit in a nationally distributed daily newspaper, that creditors of the Company may oppose the resolution during a period of two months and that the cancellation will first become effective once two months have expired after the announcement.

9.	Reappointment of Mr. G. Bächler as executive director

Mr. G. Bächler was first appointed executive director of the Company for a term commencing on 13 August 2021 and ending on 31 May 2024, the date of the annual general meeting of the Company held in 2024. He was reappointed executive director for a term commencing on 31 May 2024 and ending at the close of the AGM.

It is proposed that Mr. Bächler be reappointed executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2027.

Mr. Bächler has global experience in private and public companies specialising in the life science and medical diagnostics fields. Mr. Bächler founded Berkeley Life Science Advisors, a diagnostic and life science start-up consulting business, in 2019. He was the Chief Executive Officer of SummerBio, a leading COVID testing CLIA laboratory in California, from July 2020 to February 2021 and Chief Executive Officer and Chief Operating Officer of Singulex, Inc. from November 2008 to June 2019.

Mr. Bächler previously held several leadership positions at Roche Molecular Systems, including serving as a member of its executive team. He held various leadership positions at Roche Diagnostics within Research, Development, and Marketing in Switzerland and California during his almost twenty years with the company. Since 2020, Mr. Bächler is the chairman of the board of Telo Genomics, a publicly traded Canadian biotech company and an advisor to other life science companies.

Mr. Bächler holds a Bachelor’s Degree in Electrical Engineering and completed a series of executive finance and management classes at the London School of Business and at the Haas Business School at the University of California, Berkeley.

When making the nomination of Mr. Bächler for reappointment as executive director, the board took into account the manner in which Mr. Bächler fulfilled his duties as executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC.

10.	Reappointment of Mr. H.J. Hekland as non-executive director

Mr. H.J. Hekland was first appointed non-executive director of the Company for a term commencing on 9 November 2021 and ending on 31 May 2024, the date of the annual general meeting of the Company held in 2024. He was reappointed non-executive director for a term commencing on 31 May 2024 and ending at the close of the AGM.

It is proposed that Mr. Hekland be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2027.

Mr. Hekland graduated Siviløkonom (MBA) from Norwegian School of Economics and Business Administration in Bergen, Norway in 1983. He has had several executive positions in international Banking and Industry until 2001 when he established Sarsia Innovation as the tech-transfer-office for University of Bergen. He has during his career developed Sarsia into a venture fund management company, established three venture funds. He holds board positions in several healthcare and biotech companies, and since 2021, he has been on the board of Lifecare AS (Euronext Growth: LIFE), a company developing a continuous glucose measurement implant.

When making the nomination of Mr. Hekland for reappointment as non-executive director, the board took into account the manner in which Mr. Hekland fulfilled his duties as non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. Hekland is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

11.	Reappointment of Mr. G.J. Tibbitts as non-executive director

Mr. G.J. Tibbitts was first appointed non-executive director of the Company for a term commencing on 14 December 2022 and ending on 28 June 2023, the date of the annual general meeting of the Company held in 2023. He was reappointed non-executive director for a term commencing on 28 June 2023 and ending on 31 May 2024, the date of the annual general meeting of the Company held in 2024. He was reappointed non-executive director for a term commencing on 31 May 2024 and ending at the close of the AGM.

It is proposed that Mr. Tibbitts be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2027.

Mr. Tibbitts is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the U.S. Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He served as a board member for CoImmune Inc, a biotechnology company, through March 2024, and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University.

When making the nomination of Mr. Tibbitts for reappointment as non-executive director, the board took into account the manner in which Mr. Tibbitts fulfilled his duties as non-executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Mr. Tibbitts is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

12.	Reappointment of Dr. H. Dreismann as non-executive director

Dr. H. Dreismann was first appointed non-executive director of the Company for a term commencing on 14 December 2022 and ending on 28 June 2023, the date of the annual general meeting of the Company held in 2023. He was reappointed non-executive director for a term commencing on 28 June 2023 and ending on 31 May 2024, the date of the annual general meeting of the Company held in 2024. He was reappointed non-executive director for a term commencing on 31 May 2024 and ending at the close of the AGM.

It is proposed that Dr. Dreismann be reappointed non-executive director of the Company for a term commencing at the close of the AGM and ending at the close of the annual general meeting of the Company to be held in 2027.

Dr. Dreismann, Ph.D., had a successful career at the Roche Group from 1985 to 2006 where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development for Roche Diagnostics and as a member of Roche’s Global Diagnostic Executive Committee. During the past five years, Dr. Dreismann served on the Board of Directors of Myriad Genetics, Inc., Med BioGene, Inc. and Ignyta, Inc. He earned a M.S. degree in biology and his Ph.D. in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University (The University of Münster) in Germany.

When making the nomination of Dr. Dreismann for reappointment as non-executive director, the board took into account the manner in which Dr. Dreismann fulfilled his duties as a non- executive director of the Company as well as the applicable independence standards of the Stock Market Rules of the Nasdaq Stock Market LLC. Dr. Dreismann is considered independent under Rule 5605(a)(2) under the Stock Market Rules of the Nasdaq Stock Market.

13.	Approval of the 2025 Omnibus Incentive Plan

It is proposed that the resolution of the board to adopt the 2025 Omnibus Incentive Plan and to grant to such persons such rights to subscribe for or otherwise acquire from the Company up to 500,000 ordinary shares in the capital of the Company be approved. However, the aggregate number of ordinary shares that may be issued under all awards under the 2025 Omnibus Incentive Plan will automatically increase on a quarterly basis on the first day of each quarter, beginning on 1 July 2025 such that the aggregate number of ordinary shares that may be issued under all awards under the 2025 Omnibus Incentive Plan equals 15% of the total number of ordinary shares outstanding on the last day of the immediately preceding financial quarter, in accordance with the 2025 Omnibus Incentive Plan, all on the terms set out in and otherwise in accordance with the 2025 Omnibus Incentive Plan.

14.	Amendment of the remuneration policy and confirmation of awards granted to directors

It is proposed, on the recommendation of the compensation committee, that the Company’s remuneration policy for the board be amended as follows:

(a)	references to the 2022 Omnibus Incentive Plan will be replaced by references to the 2025 Omnibus Incentive Plan;

(b)	each executive director and non-executive director may be granted up to 150,000 stock options under the 2025 Omnibus Incentive Plan, as amended or supplemented from time to time;

(c)	each executive director and non-executive director may be awarded up to 45% of the carve-out pool under the Mainz Biomed USA, Inc. Carve-out Plan of 22 February 2024;

(d)	the maximum annual fixed remuneration of the chairman of the board will amount to USD 60,000 of the other non-executive directors USD 42,000;

(e)	the long-term incentives payable to non-executive directors are limited to 50% of annual compensation of the non-executive directors and the short-term incentives payable to non-executive directors are limited to 50% of annual compensation of the non-executive directors.

The amended remuneration policy will be deemed to have taken effect as of 1 January 2025.

The draft of the amended remuneration policy is available on the Company’s website at https://www.mainzbiomed.com/investors and is available for inspection at the offices of the Company.

Under the amended remuneration policy, the following stock options granted will be deemed to have been granted to the non-executive directors and executive directors in March 2025:

(a)	Mr. G. Bächler, executive director: 145,000 stock options;

(b)	Dr. H. Dreismann, non-executive director: 17,500 stock options;

(c)	Mr. H.J. Hekland, non-executive director: 10,000 stock options;

(d)	Mr. Tibitts, non-executive director: 10,000 stock options. Vesting of those stock options will begin as of the date of the AGM.

15.	Assignment of Kreston Lentink Audit B.V. as Dutch auditor and authorisation of the board to assign a US auditor at its discretion for the financial year ending 31 December 2025

Kreston Lentink Audit B.V. compiled the statutory annual accounts for the financial years ended 31 December 2021, 31 December 2022, 31 December 2023 and 31 December 2024.

It is proposed:

(a)	if Dutch law does not require the Company to assign an auditor to audit the statutory annual accounts – that Kreston Lentink Audit B.V. may be assigned by the board, at its discretion, as Dutch auditor to audit the statutory annual accounts for the financial year ending 31 December 2025;

(b)	if Dutch law requires the Company to assign an auditor to audit the statutory annual accounts – that Kreston Lentink Audit B.V. be assigned as Dutch auditor to audit the statutory annual accounts for the financial year ending 31 December 2025; and

(c)	to authorise the board to assign a US auditor at its discretion in accordance with applicable law and stock exchange rules to audit the annual accounts for the financial year ending 31 December 2024 for the purpose of SEC filings or otherwise.

16.	Other matters for discussion

17.	Close

Broadridge 51 Mercedes Way Edgewood, NY 11717

MAINZ BIOMED N.V.

ANNUAL MEETING: 06/02/2025

AS REQUESTED, WE HAVE TABULATED THE VOTES CAST FOR THE ABOVE MEETING. THE RESULTS OF THIS TABULATION ARE AS FOLLOWS:

IN ACCORDANCE WITH OUR CUSTOMARY PROCEDURES, WE HAVE EXAMINED THE PROXIES RECEIVED, BUT DO NOT GUARANTEE THE GENUINENESS OF THE SIGNATURES THEREOF, OR ASSUME ANY RESPONSIBILITY FOR THE LEGALITY OF ANY PROXY.

SINCERELY,

ANTHONY LAPOMA

DIRECTOR

VOTING SERVICES

Broadridge 51 Mercedes Way Edgewood, NY 11717

PROPOSAL 003 ADOPTION OF THE STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	112,873	30,417	1,831
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	150,635	30,417	1,831
% OF VOTED	83.19%	16.80%
% OF OUTSTANDING	4.37%	0.88%
% OF VOTED W/ABS/WHD	82.36%	16.63%	1.00%
% OF OUTSTNDG W/ABS/WHD	4.37%	0.88%	0.05%

PROPOSAL 004 DISCHARGE FROM LIABILITY OF THE DIRECTORS

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	78,118	64,373	2,630
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	115,880	64,373	2,630
% OF VOTED	64.28%	35.71%
% OF OUTSTANDING	3.36%	1.87%
% OF VOTED W/ABS/WHD	63.36%	35.19%	1.43%
% OF OUTSTNDG W/ABS/WHD	3.36%	1.87%	0.07%

PROPOSAL 005 AMENDMENT OF ARTICLES OF ASSOC. & AUTHORISATION OF CMS

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	100,904	38,752	5,465
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	138,666	38,752	5,465
% OF VOTED	78.15%	21.84%
% OF OUTSTANDING	4.03%	1.12%
% OF VOTED W/ABS/WHD	75.82%	21.18%	2.98%
% OF OUTSTNDG W/ABS/WHD	4.03%	1.12%	0.15%

PROPOSAL 006 EXTEND AUTHORISATION OF THE BOARD TO ACQUIRE ORDINARY SHARES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	99,398	38,212	7,511
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	137,160	38,212	7,511
% OF VOTED	78.21%	21.78%
% OF OUTSTANDING	3.98%	1.11%
% OF VOTED W/ABS/WHD	74.99%	20.89%	4.10%
% OF OUTSTNDG W/ABS/WHD	3.98%	1.11%	0.21%

Broadridge 51 Mercedes Way Edgewood, NY., 11717

PROPOSAL 007 EXTEND AUTHORISATION OF THE BOARD TO ACQUIRE PREFERRED SHARES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	93,997	38,433	12,691
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	131,759	38,433	12,691
% OF VOTED	77.41%	22.58%
% OF OUTSTANDING	3.83%	1.11%
% OF VOTED W/ABS/WHD	72.04%	21.01%	6.93%
% OF OUTSTNDG W/ABS/WHD	3.83%	1.11%	0.36%

PROPOSAL 008 CANCELLATION OF ORDINARY SHARES HELD BY THE COMPANY

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	90,765	49,017	5,339
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	128,527	49,017	5,339
% OF VOTED	72.39%	27.60%
% OF OUTSTANDING	3.73%	1.42%
% OF VOTED W/ABS/WHD	70.27%	26.80%	2.91%
% OF OUTSTNDG W/ABS/WHD	3.73%	1.42%	0.15%

PROPOSAL 009 REAPPOINTMENT OF MR. G. BACHLER AS EXECUTIVE DIRECTOR

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	104,342	37,709	3,070
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	142,104	37,709	3,070
% OF VOTED	79.02%	20.97%
% OF OUTSTANDING	4.13%	1.09%
% OF VOTED W/ABS/WHD	77.70%	20.61%	1.67%
% OF OUTSTNDG W/ABS/WHD	4.13%	1.09%	0.08%

PROPOSAL 010 REAPPOINTMENT OF MR. H.J. HEKLAND AS NON-EXECUTIVE DIRECTOR

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	100,865	41,417	2,839
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	138,627	41,417	2,839
% OF VOTED	76.99%	23.00%
% OF OUTSTANDING	4.03%	1.20%
% OF VOTED W/ABS/WHD	75.80%	22.64%	1.55%
% OF OUTSTNDG W/ABS/WHD	4.03%	1.20%	0.08%

Broadridge 51 Mercedes Way Edgewood, NY., 11717

PROPOSAL 011 REAPPOINTMENT OF MR. G.J. TIBBITTS AS NON-EXECUTIVE DIRECTOR

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	101,071	41,207	2,843
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	138,833	41,207	2,843
% OF VOTED	77.11%	22.88%
% OF OUTSTANDING	4.03%	1.19%
% OF VOTED W/ABS/WHD	75.91%	22.53%	1.55%
% OF OUTSTNDG W/ABS/WHD	4.03%	1.19%	0.08%

PROPOSAL 012 REAPPOINTMENT OF DR. H. DREISMANN AS NON-EXECUTIVE DIRECTOR

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	106,248	35,936	2,937
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	144,010	35,936	2,937
% OF VOTED	80.02%	19.97%
% OF OUTSTANDING	4.18%	1.04%
% OF VOTED W/ABS/WHD	78.74%	19.64%	1.60%
% OF OUTSTNDG W/ABS/WHD	4.18%	1.04%	0.08%

PROPOSAL 013 APPROVAL OF THE 2025 OMNIBUS INCENTIVE PLAN

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	93,363	49,463	2,295
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	131,125	49,463	2,295
% OF VOTED	72.61%	27.38%
% OF OUTSTANDING	3.81%	1.43%
% OF VOTED W/ABS/WHD	71.69%	27.04%	1.25%
% OF OUTSTNDG W/ABS/WHD	3.81%	1.43%	0.06%

Broadridge 51 Mercedes Way Edgewood, NY., 11717

PROPOSAL 014 AMENDMENT OF THE REMUNERATION POLICY & CONFIRMATION OF AWARDS

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	81,683	59,631	3,807
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	119,445	59,631	3,807
% OF VOTED	66.70%	33.29%
% OF OUTSTANDING	3.47%	1.73%
% OF VOTED W/ABS/WHD	65.31%	32.60%	2.08%
% OF OUTSTNDG W/ABS/WHD	3.47%	1.73%	0.11%

PROPOSAL 015 ASSIGNMENT OF KRESTON LENTINK AUDIT B.V. AS DUTCH AUDITOR

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	116,697	27,070	1,354
REGISTERED	37,762	0	0
TOTAL SHARES VOTED	154,459	27,070	1,354
% OF VOTED	85.08%	14.91%
% OF OUTSTANDING	4.49%	0.78%
% OF VOTED W/ABS/WHD	84.45%	14.80%	0.74%
% OF OUTSTNDG W/ABS/WHD	4.49%	0.78%	0.03%